April 13, 2021

Patrick F. Scott

Senior Counsel

US Securities and Exchange Commission

Division of Investment Management

Disclosure Review & Accounting Office

100 F Street, NE

Washington, DC 20549

Re:	The Guardian Separate Account N

Response to Comments to Post-Effective Amendment No. 3 to the

Registration Statement on Form N-6 – File Nos. 333-222952 and 811-09725

Dear Mr. Scott:

This letter contains our responses to the Staff comments regarding the above-referenced filing received via telephone on April 7, 2021. For the responses that follow, page references reflect the page number in Flexible Solutions® VUL (2018), an individual variable universal life (VUL) prospectus filed with the SEC on February 17, 2021.

1.	Comment: Page FS1, facing sheet– Place date on facing sheet.

RESPONSE: May 1, 2021 date inserted and checked on bottom of FS regarding effective date of prospectus and registration statement.

2.

Comment: Page Note 1, paragraph 4– In the italicized verbiage, “If you are a new investor in the Policy, you may cancel your Policy within 10 days…” confirm that 10 days is the shortest period of time.

RESPONSE: It has been confirmed that 10 days is the shortest period of time.

3.

Comment: Page Note 1, Paragraph 5 – Insert language after the date, January 1, 2021 “as permitted by regulations adopted by the SEC”. Item 1(a)(9) requires this to be at the end of the prospectus, on the back cover page. Double check that it is there.

RESPONSE: Following language added: “as permitted by regulations adopted by the Securities and Exchange Commission,”. The disclosure will also appear at the end of the prospectus on the back cover page.

4.

Comment: Page PRO 6, “Ongoing Fees and Expense, last row, middle column– “Fund” is not a defined term. Suggesting that the term “fund” is defined, or consider using defined term, “investment options” or “portfolio company” as identified in the N-6 form.

RESPONSE: The term “fund” has been defined in the Special Terms Used on This Prospectus section and will be used interchangeably with the terms, “investment options” and “portfolio company.”

5.	Comment: Page PRO 8, “Premiums” paragraph, first sentence– Consider inserting language “and be issued.”

RESPONSE: Language has been revised to read, “Your Policy will take effect and be issued once you have paid at least your Minimum to Issue Premium”.

6.

Comment: Page Pro 8, below the “Premiums” section, “Additional information about each variable investment option is provided in Appendix A Funds Available under the Policy to this prospectus.” – Requesting that on the online version, that there is a hyperlink on “Appendix A,” or cross-references, if hyperlinks are not available.

RESPONSE: A cross reference to the page has been provided.

7.

Comment: Page Pro 8, “Death Benefits” section, –Item 3.(c) requires disclosure if applicable, to state that the investor will incur an additional fee for selecting a particular benefit. Add disclosure if necessary.

RESPONSE: Confirmed that there is not an additional fee for selecting one of the three death benefit options.

8.

Comment: Page PRO 10, “Personalized Illustrations” –Recommending and suggesting to cross-reference or hyperlink where the personalized illustration is, to Appendix D, which includes hypothetical illustrations.

RESPONSE: The following language has been added to the end of the end of the paragraph: An example of these illustrations can be found in Appendix D of this prospectus on page 91.

9.

Comment: Page PRO 11, “Fee Table”– Look at (Item. 4) of the N-6 form. Bold narrative and anything bolded in the N-6 form, should be bolded in the filing. Footnotes should appear on the page that the footnote relates to.

RESPONSE: Revisions made to reflect the bolding appearing on the N-6 form and to footnote placement.

10.

Comment: Page PRO 12, “Transaction Fees Table”–Suggesting that in the “Transaction Fees Table,” to consider using the headings for charges that appear on the N-6 form, and to make changes to the names of charges.

RESPONSE: Revisions will be made to reflect the names of charges that appear on the form.

11.

Comment: Page PRO 11, right column, “Amount Deducted Maximum Guaranteed Charge and Current Charge”– Item 4.(3)(b)(i) instructs to describe in a sub caption detail rather than footnote, all the characteristics of the representative policy, the age, sex, class. Comment should apply to all the footnotes. Look at instruction of Item 4.(3)(b)(i) to try to determine how to best comply.

RESPONSE: The following language appears in footnote three as required by Item 4, Instruction 3(b)(i): “The amount of the Target Premium for a Policy depends on the insured’s age, underwriting class and sex (unless gender-neutral rates are required by law).”

12.

Comment: Page PRO 12, “PERIODIC CHARGES (Other than Mutual Fund Operating Expenses)”–Recommended to use the terms used in the form or were defined terms that were chosen. Please conform and make adjustments to layout and ordering of the charges as presented by the form as much as possible.

RESPONSE: Revisions made to conform to the terms and ordering of items required in the chart.

13.

Comment: Page PRO 16, – Bold the narrative, “The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Policy. A complete list of the Funds available under the Policy, including their annual expenses, may be found at the back of this Prospectus.”

RESPONSE: Narrative bolded.

14.	Comment: Page PRO 16, “Annual Portfolio Company Expenses”– Use consistent terms of “fund” or portfolio company”

RESPONSE: See Comment 4 above.

15.

Comment: Page PRO 17, “The Policy Diagram”– The policy diagram is not required. It seems misplaced and a query if it should be placed in the general description in the contracts section. If it’s going to remain in at all, it’s not required.

RESPONSE: Policy Diagram has been deleted.

16.	Comment: Page PRO 19,“PRINCIPAL RISKS OF INVESTING IN THE POLICY” section–Add Insurance Company Risk and tie that in from the Key Information Table.

RESPONSE: Following language added to Principal Risks of Investing in the Policy Section: “Insurance Company Risks An investment in the contract is subject to the risks related to us, including that any obligations (including under the fixed-rate option), guarantees, and benefits of the contract are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information About GIAC, including our financial strength ratings, is available by contacting us at 1-888-GUARDIAN.”

17.

Comment: Page PRO 21, “Purchasing Policies in connection with 1035 exchange transactions” section–Noting Item 8.(b)(3)of the N-6 form, briefly describe any limitations on conversion or exchange contracts for another contract, including a fixed or variable, annuity or life insurance. Add disclosure.

RESPONSE: This Policy is not part of a conversion or exchange program. This section explains a 1035 exchange into the Policy.

18.

Comment: Page PRO 27, “Death Benefit Options” section–Would be helpful to disclose what the charges are whether they are the same for each death benefit and to state that there may be different costs depending on the death benefit selected. As per Item 10. (a) please include disclosure for each death benefit as to when insurance coverage is effective.

RESPONSE: See response to Comment 7 and the following language has been added to the first paragraph on PRO 27 to comply with Item 10(a): “The Option you elected will take effect and be issued as part of the Policy once you have paid at least your Minimum to Issue Premium”.

19.

Comment: Page PRO 30, “Other Benefits Under the Policy” section– For each death benefit, there should be a narrative example in a brief and concise manner–Item 11(b) and (c) illustrating the operational benefit.

RESPONSE: We have provided narrative examples illustrating the operation of each benefit in a clear concise and understandable manner in compliance with Item 11(b) and (c).

20.	Comment: Page PRO 30, 1st column, “Guaranteed Coverage Rider”– Confirm if the “Guaranteed Coverage Rider” is standard or elected option.

RESPONSE: Confirmed that the “Guaranteed Coverage Rider” is a standard rider.

21.	Comment: Page PRO 31, 1st column, “Policy Continuation Rider”– Confirm if the “Policy Continuation Rider” is standard or elected option.

RESPONSE: Confirmed that the “Policy Continuation Rider” is a standard rider.

22.	Comment: Page PRO 33, “CASH SURRENDER VALUE, NET CASH SURRENDER VALUE, AND ALTERNATE NET CASH SURRENDER VALUE”– Add disclosure to comply with Item 12.(b).

RESPONSE: The current disclosure in the “CASH SURRENDER VALUE, NET CASH SURRENDER VALUE, AND ALTERNATE NET CASH SURRENDER VALUE” section on pages PRO 33, PRO 34 and PRO 35 along with the added following language – Partial Surrenders. At any time, you may withdraw part of your Policy’s Net Cash Surrender Value. A partial surrender will reduce your Policy Account Value by the amount of the partial withdrawal. In addition, the Face Amount will be reduced by the amount of any partial surrender that exceeds the reduction-free partial surrender amount, which is based on the death benefit you chose. The minimum partial surrender is $500. We have the right to limit the number of partial surrenders you make in a Policy Year to 12. Partial surrenders may have tax consequences.” Complies with Item 12(b) of Form N-6.

23.	Comment: Page PRO 84,”BUSINESS CONTINUITY RISK” and “CYBER SECURITY RISK”– should be moved to the Principal Risks section or to the SAI.

RESPONSE: This section moved to Principal Risks section.

24.	Comment: Page PRO 100–Add issuer’s website.

RESPONSE: Issuer’s website will be added.

25.	Comment: Page PRO100, 1st sentence of 1st paragraph of “WHERE TO GET MORE INFORMATION” section – Indicate what information is being incorporated. Look at Item. 19(a)(4)(iii).

RESPONSE: The following language has been added after the 1st sentence of the 1st paragraph: “The financial statements of GIAC and Separate Account N are incorporated by reference in the SAI.”

26.	Comment: Page PRO100, 1st paragraph below the addresses of “WHERE T O G ET MORE INFORMATION” section – Phone number is not required and should be removed.

RESPONSE: The phone number provided has been removed.

27.	Comment: Page SAI 1, below mailing address section–Provide website address.

RESPONSE: Website address provided.

28.	Comment: Page SAI 17, line (a) under the “Financial Statements” section–Need to state where the financial statements are incorporated and provide hyperlinks.

RESPONSE: Financial statements incorporation by reference added and hyperlink provided.

29.	Comment: Page Part C 19, Item 35. “Location of Accounts and Records”–If information for Item 35. is provided on the form N-CEN, then it is not required.

RESPONSE: Confirming that this information is provided in the most recently filed report on Form N-CEN. The Registrant has opted to include this information on Part C of Form N-6 as well.

30.	Comment: Page Note of Summary Prospectus For New Investors– Note that the ISP can only cover version available to new investors and not multiple generations or iterations of the contracts.

RESPONSE: Currently there are no iterations of the policy.

31.

Comment: Page Note of Summary Prospectus For New Investors, 1st paragraph– The website: www.GuardianLife.com- all references to the website where documents may be accessed should refer investors to the landing page for the contract and its related documents and not to the corporate home page.

RESPONSE: The website: www.GuardianLife.com will be changed to refer investors to the landing page for the contract and other related documents.

32.

Comment: Page PROTOC 1 of Summary Prospectus For New Investors– Correct the name of the headings to be consistent with the correct headings to be used later in the document for “Benefits Available Under the Contracts” and “Premium Payments” in the Table of Contents. These are not the correct headings required by the Rule 498A.

RESPONSE: Headings fixed in the Table of Contents and used consistently throughout the document.

33.

Comment: Page PRO 24, 1st paragraph of Summary Prospectus For New Investors – If applicable indicate if SAI and other information are available online and provide a hyperlink to the landing page website.

RESPONSE: Link to landing page website where the prospectus, SAI and other information provided.

34.

Comment: Page PRO 24, 4th paragraph of Summary Prospectus For New Investors – Delete, “The SEC maintains a website (http://www.sec.gov) that contains the registration statement, material incorporated by reference, and other information regarding companies that file electronically with the SEC. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.”

RESPONSE: Paragraph deleted.

Please contact the undersigned at (212) 598-8714 with any comments or questions concerning our responses to staff comments. Thank you for your attention to this matter.

Very truly yours,

/s/ Patrick Ivkovich

Patrick Ivkovich

Senior Counsel

The Guardian Life Insurance Company of America

New York City, NY 10001

Phone: 212-598-8714

E-mail: patrick_ivkovich@glic.com